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Exhibit 99.3

181 Bay Street, Suite 200 Toronto, Ontario M5J 2T3 Canada www.noranda.com	Contacts: Denis Couture, Vice-President, Investor Relations, Public Affairs & Communications (416) 982-7020 Steve Douglas, Executive Vice-President and Chief Financial Officer (416) 982-3554

news release

TORONTO, April 26, 2004
NORANDA REPORTS QUARTERLY EARNINGS OF US$153 MILLION
Highest Quarterly Results in Over a Decade

Investors, analysts and other interested parties can access Noranda's Supplemental Information Package and its quarterly teleconference on its website at www.noranda.com under the For Investors and Presentations and Webcasts sections. The teleconference will be held on Monday, April 26, 2004 at 4:30 p.m. Eastern Standard Time. To participate by conference call, dial (416) 641-6715 for local and overseas and 1-800-428-5596 toll free in North America. All dollar amounts are in U.S. dollars unless otherwise noted.

First Quarter Highlights

  •
  Reported earnings of $153 million compared with a loss of $40 million in the first quarter of 2003.
  •
  Increased income generated by operating assets by $299 million to $358 million.
  •
  Reduced net debt to total capitalization ratio to 41% from 43% at year-end 2003, with cash and equivalents increasing to $619 million from $501 million.
  •
  Achieved increased profitability in all four business units, including zinc and aluminum.
  •
  Advanced new production capacity at Collahuasi and Kidd Creek, due to reach operational stage in 2004.
  •
  Began an underground definition program at Nickel Rim South project with production targeted for 2008.
  •
  Achieved nickel production target following the return to work at the Sudbury mines.
  •
  Secured additional long-term zinc concentrate supply for the Kidd Creek refinery.
  •
  Signed a Letter of Intent to acquire a 50% interest in the Kabanga project in Tanzania, a 30,000-tonne-per-year nickel deposit.
  •
  Signed agreement to acquire 50% interest in Lennard Shelf zinc mine in Australia.
  •
  Continued ramp-up of aluminum foil production according to plan.

	First Quarter
			Y-O-Y Change
$ millions, except per share information	2004	2003
Revenues	1,653	1,056	+$	597
Income generated by operating assets*	358	59	+$	299
Net income (loss)	153	(40)	+$	193
Basic earnings (loss) per common share	$0.50	$(0.18)	+$	0.68
Diluted earnings (loss) per common share	$0.49	$(0.18)	+$	0.67
*
Defined as earnings before interest, corporate and general administration, research, development, exploration, minority interest, taxes, restructuring costs and other income

Commentary

"We are very pleased with this quarter's strong results," said Mr. Derek Pannell, Noranda's President and CEO. "Operating earnings have improved consistently, quarter over quarter, for the last eighteen months. Improved metal prices and operational leverage in all of our businesses have added further momentum to the underlying progress that our employees have achieved through continued cost saving and revenue-generating initiatives."

"We are experiencing the best fundamentals the base metals industry has seen for more than a decade; nevertheless, we will remain disciplined in controlling costs while increasing production and margins to maximize profitability."

FINANCIAL RESULTS

Net income was $153 million or $0.50 per common share ($0.49 per common share diluted) for the quarter. This compares to a net loss of $40 million or $0.18 per common share in the first quarter of 2003, which included an after-tax restructuring charge of $19 million and the effects of the strike at the Horne smelter.

The year-over-year improved results are attributed mainly to higher metal prices, increased production and improved operating efficiencies. These were offset slightly by the impact of a stronger Canadian dollar and a three-week labour strike at the Sudbury nickel operations.

	First Quarter
			Y-O-Y Change
Realized metal prices	2004	2003
(US$ per pound)
Copper	1.17	0.76	+54%
Nickel	6.88	3.83	+80%
Zinc	0.53	0.41	+29%
Aluminum	0.79	0.68	+16%
Lead	0.41	0.24	+71%

Revenues were 57% higher compared to the first quarter of 2003. The increase is attributed to higher prices for all of the metals that Noranda produces, higher sales volumes and the continuing ramp-up of the aluminum foil plant. This was slightly offset by the labour disruption at the Sudbury nickel operations.

The cost of operations was relatively unchanged from a year ago despite higher production levels and the impact of the stronger Canadian dollar on domestic operations.

REVIEW OF OPERATIONS

Copper

The Copper business generated income from operating assets of $139 million in the quarter, exceeding last year's first quarter result of $24 million. This was partly because last year's results included a strike at the Horne smelter, but also because the average LME price for copper, excluding premiums, was $1.24 per pound for the quarter, 65% higher than the first quarter of 2003. Noranda's integrated cost to produce a pound of copper in its Copper business was $0.25 per pound in the first quarter of this year.

  •
  In 2004, copper production is expected to increase over the 2003 level by approximately 20% to 440,000 tonnes. The forecast increase is a result of the completion of the expansion of the Collahuasi facility, increased production at the Antamina mine following the removal of the lake sediments and production from the first phase of the Kidd Mine D project. All of these projects are on schedule to be in operation in the second half of 2004 and, as a result, copper operating earnings and net income will increase substantially from the first quarter should realized prices stay at these levels.

  •
  Mined production of 85,950 tonnes was below the 93,958 tonnes recorded in the first quarter of 2003 as higher output at the Antamina and Lomas Bayas mines were offset by expected lower grades and output at Collahuasi and a planned eight-day shutdown to complete the transition and expansion of the mine. At the Antamina mine, the removal of the lake sediment continued on plan enabling access to higher grade copper ore. Full removal is expected to be complete by the end of the second quarter, with metal output increasing at that time along with the adjusted mine plan.

  •
  Copper anode production from the Altonorte smelter surpassed the comparable quarter's level by over 55% to total 63,850 tonnes on account of the recently-completed expansion. Sulphuric acid continues to generate significant by-product revenue with prices in South America up $10 per tonne compared with 2003.

  •
  Copper cathode production from the Canadian metallurgical facilities of 111,882 tonnes was 40% higher than a year ago, as a result of productivity increases and because the comparative period included a strike at the Horne smelter.

  •
  During the quarter, the Company secured additional supplies of long-term zinc concentrate for the Kidd Creek refinery. The agreement will provide the refinery with an additional 100,000 tonnes annually of precious metal-bearing zinc concentrate, which will enable it to run at full capacity with improved margins.

Nickel

The Nickel business increased income from operating assets by 274% to $187 million over the $50 million generated in the first quarter of 2003. The average LME nickel price of $6.68 per pound was more than 75% above the first quarter average for 2003. The impact of the higher prices was partially offset by the effects of the Sudbury strike on production and costs of approximately $13 million. The cash operating cost to produce a pound of nickel at the INO and Falcondo facilities was $2.60 and $2.95, respectively.

  •
  Mined nickel production totaled 19,071 tonnes during the quarter compared to 19,848 tonnes in the first quarter of 2003. At the Sudbury operations, all operating targets were achieved ahead of schedule following the return to work.

  •
  Nickel in matte production at the Sudbury smelter was 11,404 tonnes in the first three months of 2004 compared with 14,851 tonnes in the same period of 2003. The smelter will begin an eight-week maintenance shutdown starting June 14.

  •
  The Nikkelverk refinery produced 18,859 tonnes of refined nickel compared to 20,563 in the first quarter of 2003.

  •
  The 2004 forecasts are for 47,000 tonnes of mined nickel production from INO, 28,000 tonnes of ferronickel from Falcondo and 72,000 tonnes of refined nickel production from Nikkelverk.

Zinc

The Zinc business generated income from operating assets of $2 million in the quarter compared to a loss of $21 million in 2003. The average LME zinc price was $0.49 per pound in the quarter, up over 35% from the average in 2003. The cash cost to produce a pound of zinc was $0.33 per pound.

  •
  Mined production of 100,254 tonnes of zinc metal exceeded the first quarter 2003 level of 96,082 tonnes as both the Brunswick and Matagami mines recorded higher production.

  •
  The Brunswick Smelter produced 25,148 tonnes of lead and set a new monthly silver production record during the period with total production of 3.1 million ounces.

  •
  The Company recently signed with Teck Cominco Limited an agreement that will enable it to earn a 50 percent interest in the Lennard Shelf zinc property in Australia by investing approximately Australian $26 million in exploration and other expenditures. The property consists of a number of lead/zinc deposits and a mill with an annual capacity of 3.1 million tonnes of ore. The mine is currently on care and maintenance but has the potential to significantly increase Noranda's zinc exposure.

  •
  Mine production for 2004 is estimated at 370,000 tonnes of zinc metal.

Aluminum

The Aluminum business generated income from operating assets of $16 million in the quarter up from $10 million reported in the first quarter of 2003. The average LME aluminum price improved 19% year-over-year to average $0.75 for the quarter. Noranda's cash cost to produce a pound of aluminum was $0.57 per pound.

  •
  The primary smelter increased shipments to 60,745 tonnes from 59,852 tonnes in the first quarter of 2003. Value-added product sales were 8% higher in the period and accounted for 77% of total shipments.

  •
  Shipments of foil products were up 15% over last year to total 42,388 tonnes. Most of the increase was in heavy-gauge products and resulted from the continuing ramp-up at the Huntingdon West plant.

  •
  In 2004, shipments of primary aluminum and foil products are expected to total 250,000 tonnes and 175,000 tonnes, respectively.

New Production Capacity Under Development

At Collahuasi, the move from the Ujina to Rosario deposit and the expansion of the concentrator to 110,000 tonnes per day of ore are on schedule and budget. At the end of March, the project was over 90% complete. The commissioning of the new crusher and the conveyor belt began at the end of March.

The Kidd Creek Mine D project is advancing as planned with first ore production expected by the end of 2004 with ramp-up during the first half of 2005. Mine D will improve operational reliability and production predictability and maintain the mining rate at 2.4 million tonnes per year.

Construction on the Montcalm nickel project in Ontario continued in the quarter, with completion expected in the first quarter of 2005. The mine's annual production of 8,000 to 9,000 tonnes will be processed at the Kidd Creek mill and INO smelter and refinery.

During the quarter, the Company updated the estimate of the inferred resources at the Nickel Rim South deposit to 13.2 million tonnes grading 1.7% nickel, 3.5% copper, 0.04% cobalt and significant platinum group metals. Additional surface drilling continues to define the resource, which remains open in the up-dip direction. An underground definition program was approved and site preparation for the five-year, $368-million development program was started with production expected in 2008. Once completed, a further $185 million will be required to bring the mine to full production. After taking into account pre-production revenues of $141 million, the overall net capital cost will be $413 million. Including by-product credits, the mine is expected to have operating cash costs of negative $0.60 to $0.70 per pound of nickel.

Exploration is continuing at the Fraser Morgan nickel deposit, which now has an indicated resource of 3.8 million tonnes grading 1.71% nickel, 0.52% copper and 0.06% cobalt, plus inferred resources of 2.5 million tonnes grading 1.4% nickel, 0.4% copper and 0.05% cobalt. A major advantage of this deposit is that it is accessible from the existing Fraser Mine infrastructure.

Work on the Kabanga nickel joint venture continues to advance, with efforts focused on completing the due diligence, closing documents and off-take agreements.

At the Koniambo project in New Caledonia, the bankable feasibility study was advanced. The Company and its partners intend to be in a position to make a development decision on the project by the end of 2004.

Capital Initiatives

Cash, cash equivalents and short-term investments increased $107 million from year-end 2003 to $737 million. Total debt was relatively unchanged at $3.3 billion. The net debt to equity ratio was reduced to 41% from 43% at year-end 2003. In the second quarter, Noranda will be retiring $300 million of maturing debt. The Company has almost $1 billion of consolidated undrawn committed bank lines. Cash generated from operations, before the net change in accounts receivables, payables and inventories was $350 million during the quarter, approximately $250 million higher than in 2003.

During the quarter, the Company deployed $78 million in high-return investment projects. The expanded capacities at both the Kidd Mine D and Collahuasi copper mines are on schedule to begin production before the end of the year. For 2004, the Company's total projected capital investment is $675 million, including $400 million in new production capacity.

Market Review

Copper: LME copper prices averaged $1.24 per pound in the first quarter compared to the prior year's first quarter average of $0.75 per pound. While higher than in 2003, current prices are approximately $1.30 per pound and reached as high as $1.41 in March 2004.

Market sentiment remains strong as all industry participants continue to feel the impact of restricted copper supply and strong demand. The effects of mine disruptions and output restrictions from some major producers continue to limit mine supply. Several smelters are operating well below capacity with a number of Asian operations announcing cutbacks in output for 2004. While China remains a key driver behind global metal demand, positive changes are also occurring in the U.S. and Japan. Total exchange inventories declined further at the end of the quarter. A 200,000-tonne producer stockpile, which was built in the latter half of 2003, has now been largely sold with physical deliveries spread throughout the first half of the year. Overall inventories are now less than three weeks of consumption, below the critical four-week threshold.

Nickel: LME nickel prices averaged $6.68 per pound in the first quarter.

The first quarter saw evidence of increased scrap availability and destocking by traders and consumers in response to the elevated nickel price, but the underlying nickel consumption fundamentals continue to be robust. Global industrial production growth is expected to be very strong during 2004 and well into 2005, with the peak occurring at the end of 2004/early 2005. Nickel's fortunes are closely linked to stainless steel growth, which is strongly correlated to industrial production. The nickel market is expected to continue to benefit from constrained short-term supply of both primary nickel and stainless steel scrap, strong demand emanating from Chinese stainless steel expansions, and limited major greenfield nickel projects on the horizon.

Zinc: The zinc price recovery, which began at the end of 2003, continued into the first quarter of 2004. LME cash settlement prices climbed to a high of $0.51 per pound in February while the average for the quarter increased $0.06 to $0.49 per pound compared to the previous quarter.

Improved demand and the positive investment outlook for base metals continue to underpin the market. LME stocks decreased during the quarter by 24,700 tonnes. Developments in China are the main features of the market. According to official statistics, Chinese imports of zinc concentrate increased 9% last year while net metal exports fell 16% since China imported a large quantity of zinc alloys to satisfy strong domestic demand. Consumption in China is estimated to have grown 11% last year, a trend that has continued into the first quarter. U.S. consumption has rebounded sharply while the growth in Asia is broadening throughout the region. New metal supply is expected to be constrained by mine output again this year and most industry experts agree that the global zinc market will be in deficit during 2004.

Aluminum: The LME aluminum price traded as high as $0.80 per pound during the quarter as the weaker U.S. dollar continues to provide support and fuel for the U.S. production of goods and services. Currently, the U.S. Midwest delivery premium is at its highest level in almost a decade at $0.07 per pound.

Fundamentals for aluminum continue to improve as the U.S. order levels strengthened during the quarter and the Japanese economy is showing signs of sustained improvement. On the supply side, an estimated 350,000 tonnes of annual Chinese capacity has been taken out of production as a result of rising alumina costs and regional power constraints.

Dividends

The following dividends have been declared:

Security	Dividend Amount	Record Date	Payable Date
Common shares	Cdn$0.12 per share	May 31, 2004	June 15, 2004
Preferred Series F shares	Floating rate	May 31, 2004	June 12, 2004
Preferred Series F shares	Floating rate	June 30, 2004	July 12, 2004
Preferred Series F shares	Floating rate	July 30, 2004	August 12, 2004
Preferred Series G shares	Cdn$0.38125 per share	July 15, 2004	August 1, 2004
Preferred Series H shares	Cdn$0.40625 per share	May 15, 2004	June 30, 2004

Outlook

"The fundamentals and outlook for all the markets in which Noranda participates are very positive. Improved operational leverage to metal prices combined with a portfolio of low-risk growth projects set the stage for an extended period of strong performance by Noranda," concluded Mr. Pannell.

This news release contains forward-looking statements concerning the Company's business and operations.

The Company cautions that, by their nature, forward-looking statements involve risk and uncertainty and the Company's actual results could differ materially from those expressed or implied in such statements. Reference should be made to the most recent Annual Information Form for a description of the major risk factors.

Noranda is a leading copper and nickel company with investments in fully-integrated zinc and aluminum assets. The Company's primary focus is the identification and development of world-class copper and nickel mining deposits. It employs 15,000 people at its operations and offices in 18 countries and is listed on The New York Stock Exchange and The Toronto Stock Exchange (NRD).

Note: This press release is also available at www.noranda.com. All dollar amounts are in U.S. dollars unless otherwise noted.

ATTACHMENTS

NORANDA INC.

CONSOLIDATED RESULTS

(US$ millions)

	First Quarter
	2004	2003
Revenues	$1,653	$1,056

Operating expenses
Cost of operations	467	469
Purchased raw materials	711	414
Depreciation, amortization and reclamation	117	114

	1,295	997

Income generated by operating assets	358	59
Interest expense, net	25	38
Corporate and general administration	13	13
Research, development and exploration	7	8
Minority interest in earnings of subsidiaries	79	16

Income (loss) before undernoted	234	(16)
Tax expense (recovery)	86	(6)
Restructuring costs	—	30
Other income	(5)	—

Net income (loss)	$153	$(40)
Dividends on preferred shares	5	3
Interest on convertible debentures	1	1

Income (loss) attributable to common shares	$147	$(44)

Basic earnings (loss) per common share — $	$0.50	$(0.18)

Diluted earnings (loss) per common share — $	$0.49	$(0.18)

Basic weighted average shares outstanding — 000s	295,070	241,560
Diluted weighted average shares outstanding — 000s	297,438	241,560

Note: Effective July 1, 2003, Noranda adopted the US dollar as its reporting and functional currency. This change has been reflected on a retroactive basis.

NORANDA INC.

CONSOLIDATED BALANCE SHEETS

(US$ millions)

	Actual
	Mar. 31 2004	Dec. 31 2003
Assets
Current assets
Cash and cash equivalents	$619	$501
Short-term investments	118	129
Accounts receivable	759	576
Metal and other inventories	1,245	1,179

	2,741	2,385
Operating capital assets	4,698	4,765
Development projects	1,047	973
Investments and other assets	283	205

	$8,769	$8,328

Liabilities and Equity
Current liabilities
Accounts and taxes payable	$1,061	$903
Debt due within one year	465	431

	1,526	1,334
Long-term debt	2,839	2,893
Future income taxes	91	46
Reclamation, pension and other provisions	589	539
Stockholders' interest:
Interests of other shareholders	1,000	919
Shareholders' equity	2,724	2,597

	$8,769	$8,328

NORANDA INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(US$ millions)

	First Quarter
	2004	2003
Cash realized from (used for):
Operations
Net income (loss)	$153	$(40)
Charges (credits) not affecting cash:
Depreciation, amortization and reclamation	106	105
Future taxes	43	(16)
Minority interests in earnings of subsidiaries	79	16
Foreign exchange, restructuring and other	(31)	44

	350	109
Net change in accounts receivable, inventory and payables	(88)	(103)

Cash from operations	262	6

Investment activities
Capital investments	(124)	(101)
Investments and advances	10	—
Proceeds on dispositions	2	1

Cash used in investment activities	(112)	(100)

Financing activities
Long-term debt, including current portion
Issued	28	59
Repaid	(44)	(54)
Issue of shares — common	13	—
Issue of preferred shares	—	98
Dividends paid	(40)	(29)
Issue of shares — minority shareholders, net	11	—

	(32)	74

Increase (decrease) in cash and cash equivalents	118	(20)
Cash and cash equivalents, beginning of period	501	293

Cash and cash equivalents, end of period	$619	$273

NORANDA INC.

PRODUCTION VOLUMES

		First Quarter
		2004	2003
Mine Production (tonnes, except as noted)
	100% basis, except as noted
Copper
Kidd Creek		9,296	10,718
Matagami		1,856	2,003
Brunswick		1,842	2,386
INO		5,536	9,061
Antamina	(33.75%)	25,557	24,457
Collahuasi	(44%)	35,369	44,211
Lomas Bayas		15,728	14,572
Other		4,430	6,489

		99,614	113,897

Zinc
Kidd Creek		20,792	21,172
Brunswick		73,580	70,798
Matagami		26,674	25,284
Antamina	(33.75%)	22,469	24,168
Other		1,544	1,972

		145,059	143,394

Nickel		11,072	12,961
Ferronickel		7,999	6,887
Lead		20,287	18,425
Silver — 000 ounces
Kidd Creek		1,194	739
Brunswick		1,602	1,482
Matagami		114	97
Antamina	(33.75%)	653	685
Other		50	69

		3,613	3,072

Metal Production (tonnes, except as noted)
Refined copper
CCR		78,160	43,026
Kidd Creek		33,722	36,959
Nikkelverk		9,746	8,535
Collahuasi	(44%)	6,152	6,862
Lomas Bayas		15,728	14,572

		143,508	109,954

Copper anodes
Horne		43,234	28,267
Kidd Creek		33,597	36,768
Altonorte		63,850	41,093

		140,681	106,128

Refined zinc
Kidd Creek		28,458	37,935
Refined nickel
Nikkelverk		18,859	20,563
Falcondo		7,999	6,887

		26,858	27,450

Primary aluminum		61,220	61,126
Fabricated aluminum		42,388	36,925
Refined lead		25,148	24,466
Refined gold — 000 ounces		269	270
Refined silver — 000 ounces		10,123	8,668

NORANDA INC.

SALES VOLUMES & REALIZED PRICES

		First Quarter
		2004	2003
Metal Sales (tonnes, except as noted)
	100% basis, except as noted
Copper
CCR		84,986	47,154
Kidd Creek		10,272	28,773
Nikkelverk		13,197	14,470
Horne — (concentrates)		17,605	9,711
Antamina — (concentrates)	(33.75%)	11,609	22,414
Collahuasi — (concentrates)	(44%)	11,957	35,914
Collahuasi	(44%)	5,914	8,515
Lomas Bayas		15,935	14,578
Altonorte — (anodes)		55,097	29,661

		226,572	211,190

Zinc
Kidd Creek		26,525	35,517
Antamina — (concentrates)	(33.75%)	14,219	15,400
Brunswick/Matagami — (concentrates)		74,134	78,027

		114,878	128,944

Nickel		18,118	20,390
Ferronickel		6,777	6,536
Aluminum
Primary aluminum — shipments		60,745	59,852
Norandal — shipments		42,388	36,925
Lead		21,211	18,469
Gold — 000 ounces		236	236
Silver — 000 ounces
CCR		9,326	9,082
Kidd Creek		1,004	1,204
Antamina	(33.75%)	423	575

		10,753	10,861

Average Realized Prices — ($U.S. per pound, except as noted)
Copper		1.17	0.76
Nickel		6.88	3.83
Ferronickel		6.80	3.65
Zinc		0.53	0.41
Aluminum		0.79	0.68
Lead		0.41	0.24
Gold — (US$ per ounce)		403.55	354.63
Silver — (US$ per ounce)		6.33	4.72
Exchange Rate (US$ = Cdn$)		0.76	0.66

NORANDA INC.

SEGMENTED INFORMATION

(US$ millions)

	Three Months ended March 31, 2004
	Copper	Nickel	Zinc	Aluminum	Other	Total
Revenues	$844	481	85	204	39	$1,653

Operating expenses
Cost of operations	195	140	34	103	(5)	467
Purchase of raw materials	462	122	31	76	20	711
Depreciation, amortization and reclamation	48	32	18	9	10	117

	$705	294	83	188	25	$1,295

Income generated by operating assets	$139	187	2	16	14	$358

Interest expense, net						(25)
Corporate and general administration						(13)
Research, development and exploration						(7)
Minority interest in earnings of subsidiaries						(79)

Income before undernoted						234
Tax expense						(86)
Other income						5

Net income						$153

	Three Months ended March 31, 2003
	Copper	Nickel	Zinc	Aluminum	Other	Total
Revenues	$471	284	87	171	43	$1,056

Operating expenses
Cost of operations	166	143	52	90	18	469
Purchase of raw materials	229	62	43	60	20	414
Depreciation, amortization and reclamation	52	29	13	11	9	114

	$447	234	108	161	47	$997

Income (loss) generated by operating assets	$24	50	(21)	10	(4)	$59

Interest expense, net						(38)
Corporate and general administration						(13)
Research, development and exploration						(8)
Minority interest in earnings of subsidiaries						(16)

Loss before undernoted						$(16)
Tax recovery						6
Restructuring costs						(30)

Net loss						$(40)

QuickLinks

TORONTO, April 26, 2004 NORANDA REPORTS QUARTERLY EARNINGS OF US$153 MILLION Highest Quarterly Results in Over a Decade
NORANDA INC. CONSOLIDATED RESULTS (US$ millions)
NORANDA INC. CONSOLIDATED BALANCE SHEETS (US$ millions)
NORANDA INC. CONSOLIDATED STATEMENTS OF CASH FLOWS (US$ millions)
NORANDA INC. PRODUCTION VOLUMES
NORANDA INC. SALES VOLUMES & REALIZED PRICES
NORANDA INC. SEGMENTED INFORMATION (US$ millions)